UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1,2

USA Truck, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

902925106
(CUSIP Number)

VADIM PERELMAN
BAKER STREET CAPITAL MANAGEMENT, LLC
12400 Wilshire Blvd, Suite 940
Los Angeles, CA 90025
(310) 246-0345

MARK COHEN
STONE HOUSE CAPITAL MANAGEMENT, LLC
950 Third Avenue, 17th Floor
New York, NY 10022
(212) 543-1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

STEVE WOLOSKY, ESQ. OLSHAN FROME WOLOSKY LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300	EVAN K. HALL, ESQ. HAYNES AND BOONE, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

May 5, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
2           This filing constitutes Amendment No. 1 for Baker Street Capital L.P., Baker Street Capital Management, LLC, Baker Street Capital GP, LLC and Vadim Perelman and Amendment No. 2 for Stone House Capital Management, LLC, SH Capital Partners, L.P. and Mark Cohen.

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON STONE HOUSE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,550,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,550,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON SH CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,550,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,550,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON MARK COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,550,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,550,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 902925106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the Baker Street Group and Amendment No. 2 to the Schedule 13D filed by the Stone House Group (“Amendment”).  This Amendment amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is jointly filed by Baker Street Capital L.P., a Delaware limited partnership (“BSC LP”), Baker Street Capital Management, LLC, a California limited liability company (“Baker Street Capital Management”), Baker Street Capital GP, LLC, a Delaware limited liability company (“Baker Street Capital GP”), Vadim Perelman (“Mr. Perelman” and collectively with BSC LP, Baker Street Capital Management and Baker Street Capital GP, the “Baker Street Group”), Stone House Capital Management, LLC, a Delaware limited liability company (“Stone House”), SH Capital Partners, L.P., a Delaware limited partnership (“Partners”) and Mark Cohen (“Mr. Cohen” and collectively with Stone House and Partners, the “Stone House Group”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6, wherein the Reporting Persons formed a group known as the “United Shareholders for the Benefit of USAK.”  Accordingly, the members of the United Shareholders for the Benefit of USAK are hereby filing a joint Schedule 13D.

Baker Street Capital GP is the general partner of BSC LP. Baker Street Capital Management is the investment manager of BSC LP.  Mr. Perelman is the managing member of each of Baker Street Capital Management and Baker Street Capital GP.  By virtue of these relationships, each of Baker Street Capital Management, Baker Street Capital GP and Mr. Perelman may be deemed to beneficially own the Shares owned directly by BSC LP.

Stone House is the general partner of, and investment manager to, Partners. Mr. Cohen is the managing member of Stone House. By virtue of these relationships, each of Stone House and Mr. Cohen may be deemed to beneficially own the Shares owned directly by Partners.

(b)           The principal business address of each member of the Baker Street Group is 12400 Wilshire Blvd, Suite 940, Los Angeles, CA 90025.

The principal business address of each member of the Stone House Group is c/o Stone House Capital Management, LLC, 950 Third Avenue, 17th Floor, New York, NY 10022.

(c)           The principal business of BSC LP is investing in securities.  The principal business of Baker Street Capital Management is serving as the investment manager of BSC LP. The principal business of Baker Street Capital GP is serving as the general partner of BSC LP. The principal occupation of Mr. Perelman is acting as managing member of Baker Street Capital Management and Baker Street Capital GP.

The principal business of Partners is acquiring, holding and selling securities for investment purposes. The principal business of Stone House is serving as the general partner of, and investment manager to, Partners. The present principal occupation of Mr. Cohen is serving as the managing member of Stone House.

(d)           No member of the United Shareholders for the Benefit of USAK has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No member of the United Shareholders for the Benefit of USAK has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 902925106

(f)           Messrs. Perelman and Cohen are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,400,000 Shares owned by BSC LP is approximately $18,107,521, excluding brokerage commissions.  The Shares owned by BSC LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 1,550,000 Shares owned by Partners is approximately $19,574,167, including brokerage commissions.  The Shares owned by Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The members of the United Shareholders for the Benefit of USAK purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the members of the United Shareholders for the Benefit of USAK, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the members of the United Shareholders for the Benefit of USAK may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the members of the United Shareholders for the Benefit of USAK may deem advisable.

Certain of the Reporting Persons have engaged in communications with senior management and members of the Board of Directors of the Issuer (the “Board”) regarding various matters related to the Issuer, including discussions regarding the Issuer’s operations, business, strategies and strategic direction. These discussions have reviewed, and may continue to review, options for enhancing shareholder value through various strategic alternatives, improving the Issuer’s operational and financial execution, the potential for participating in strategic combinations given the accelerating pace of consolidation in the truckload and freight brokerage industries, highlighting and maximizing the value of Strategic Capacity Solutions, the Issuer’s freight brokerage division, capital allocation and general corporate matters. Certain of the Reporting Persons may also engage external strategic and financial advisors to assist in capturing the full scale of future value creation opportunities.

In accordance with the terms of an amendment to the Issuer’s Rights Agreement (the “Rights Agreement”) dated April 10, 2014, the Rights Agreement terminated on April 11, 2014.  Following the Rights Agreement’s termination, on May 5, 2014, the Reporting Persons determined to form the United Shareholders for the Benefit of USAK for the purpose of engaging in discussions with the management and the Board regarding the composition of the Board, the Issuer’s operating results and available opportunities to enhance stockholder value.  Accordingly, the United Shareholders for the Benefit of USAK intend to communicate with management and the Board regarding these matters.

CUSIP NO. 902925106

Except to the extent that the foregoing may be deemed to be a plan or proposal, no member of the United Shareholders for the Benefit of USAK has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The United Shareholders for the Benefit of USAK intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the United Shareholders for the Benefit of USAK may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management, the Board, other stockholders of the Issuer, and other persons, regarding the Issuer and the United Shareholders for the Benefit of USAK’s investment, the business, operations, future plans and strategic alternatives available to the Issuer, making recommendations or proposals to the Issuer concerning strategic alternatives, changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,518,097 Shares outstanding as of March 28, 2014, which is the total number of Shares outstanding as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 25, 2014.

As of the close of business on May 5, 2014, the United Shareholders for the Benefit of USAK collectively beneficially owned an aggregate of 2,950,000 Shares, constituting approximately 28.0% of the Shares outstanding.

As of the close of business on May 5, 2014, BSC LP beneficially owned 1,400,000 Shares, constituting approximately 13.3% of the Shares outstanding.  As the investment manager of BSC LP, Baker Street Capital Management may be deemed to beneficially own the 1,400,000 Shares owned by BSC LP, constituting approximately 13.3% of the Shares outstanding. As the general partner of BSC LP, Baker Street Capital GP may be deemed to beneficially own the 1,400,000 Shares owned by BSC LP, constituting approximately 13.3% of the Shares outstanding. As the managing member of each of Baker Street Capital Management and Baker Street Capital GP, Mr. Perelman may be deemed to beneficially own the 1,400,000 Shares owned by BSC LP, constituting approximately 13.3% of the Shares outstanding.

As of the close of business on May 5, 2014, Partners beneficially owned 1,550,000 Shares, constituting approximately 14.7% of the Shares outstanding.  As the general partner of, and investment manager to, Partners, Stone House may be deemed to beneficially own the 1,550,000 Shares owned by Partners, constituting approximately 14.7% of the Shares outstanding. As the managing member of Stone House, Mr. Cohen may be deemed to beneficially own the 1,550,000 Shares owned by Partners, constituting approximately 14.7% of the Shares outstanding.

CUSIP NO. 902925106

Each member of the United Shareholders for the Benefit of USAK, as a member of a “group” with the other members of the United Shareholders for the Benefit of USAK for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other members of the United Shareholders for the Benefit of USAK.  The filing of this Amendment to the Schedule 13D shall not be deemed an admission that the members of the United Shareholders for the Benefit of USAK are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each member of the United Shareholders for the Benefit of USAK specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)           By virtue of his position with Baker Street Capital Management and Baker Street Capital GP, Mr. Perelman has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly owned by BSC LP.

Partners has the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Shares directly owned by it. As general partner of Partners, Stone House may be deemed to have the shared power to vote or to direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by Partners. As the managing member of Stone House, Mr. Cohen may be deemed to have the shared power to vote or to direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by Stone House.

(c)           There have been no transactions in the Shares by the members of the United Shareholders for the Benefit of USAK during the past 60 days.

(d)           No person other than the members of the United Shareholders for the Benefit of USAK is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 5, 2014, the the members of the United Shareholders for the Benefit of USAK entered into a Joint Filing Agreement in which they agreed, among other things, to (i) the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law and (ii) form a group to engage in discussions with the Issuer regarding board composition, operating results and available opportunities to enhance stockholder value.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the members of the United Shareholders for the Benefit of USAK, or between the members of the United Shareholders for the Benefit of USAK and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Baker Street Capital L.P., Baker Street Capital Management, LLC, Baker Street Capital GP, LLC, Vadim Perelman, Stone House Capital Management, LLC, SH Capital Partners, L.P. and Mark Cohen, dated May 5, 2014.

CUSIP NO. 902925106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2014	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital GP, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL GP, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

CUSIP NO. 902925106

STONE HOUSE CAPITAL MANAGEMENT, LLC

By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

SH CAPITAL PARTNERS, L.P.

By:	Stone House Capital Management, LLC
General Partner

By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

/s/ Mark Cohen
MARK COHEN